LAURA ANTHONY, ESQ.

CRAIG D. LINDER, ESQ.*

JOHN CACOMANOLIS, ESQ.**

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MICHAEL R. GEROE, ESQ., CIPP/US***

JESSICA HAGGARD, ESQ. ****

christopher t. hines *****

PETER P. LINDLEY, ESQ., CPA, MBA

JOHN LOWY, ESQ.******

STUART REED, ESQ.

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ.*******

HARRIS TULCHIN, ESQ. ********

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March 8, 2024

VIA ELECTRONIC EDGAR FILING

Office of Crypto Assets

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

OpenLocker Holdings, Inc.

Form 10-K for Fiscal Year Ended July 31, 2022

Form 10-K for Fiscal Year Ended July 31, 2023

Form 10-Q for Fiscal Quarter Ended October 31, 2023

Response Dated November 8, 2023

File No. 000-24520

Dear Sir or Madam:

In response to your correspondence dated March 5, 2024, please be advised that OpenLocker understands that the Commission’s decision to not issue additional comments at this time should not be interpreted to mean that the Commission either agrees or disagrees with OpenLocker’s responses, disclosures, conclusions, positions or practices.

If the Staff has any further comments, please feel free to contact the undersigned.

Anthony, Linder & Cacomanolis, PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc: OpenLocker Holdings, Inc.

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